Filed by Charter Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following communication was sent to certain employees of Charter:

A Stronger Charter: Transaction Resources
Transaction Overview

•
In support of Charter’s goals to grow our owned or managed customer base and provide customers the highest quality service and superior entertainment and communications products, we have reached an agreement with Comcast to acquire and transfer assets, and acquire a 33% stake in a new company, pending the completion of their acquisition of Time Warner Cable (TWC).

•	The transaction results in a greater concentration of operations in fewer states, improving our footprint and enabling us to better compete with the satellite and phone companies.

•	By concentrating the markets in which we operate, we can more effectively market products and services to non-customers and more efficiently provide great service to customers.

•	The transaction will result in Charter owning or managing systems serving approximately 8 million video customers. This is a complicated deal that includes three separate parts:

◦	Charter will acquire 1.4 million subscribers (former TWC customers) in markets that complement our current footprint.

◦
Charter and Comcast have agreed to transfer assets serving approximately 1.6 million subscribers (Charter customers for former TWC customers). These asset transfers will enhance the operating effectiveness of Charter, creating more logical geographic delineations.

◦	Charter will also acquire a 33% stake in a newly formed cable company that will have 2.5 million subscribers (former Comcast customers). Charter will provide operational services to “SpinCo.”

FAQs
Transaction Related

1.	When is the Comcast acquisition of TWC expected to close?
There are multiple approvals and regulatory reviews; however, it is expected to close toward the end of this year/early 2015.

2.	How quickly after the close of the Comcast/TWC transaction can we execute the Charter-related transactions?
We are working toward approval on the same timeline as the Comcast/TWC transaction. We expect to close our transactions with Comcast within about 60 days of the Comcast/TWC closing.

3.	What specific systems are being transferred to Comcast?
As part of the transactions, we’re transferring systems in California, Texas, Tennessee, Georgia, Alabama, the Northwest KMA, CarVA and New England.

See below for a list of markets included in the asset transfer to Comcast.

4.	What Comcast and TWC systems are being transferred to Charter?
As part of the transactions, we’re acquiring ownership of or an ownership stake in systems in Michigan, Minnesota, Ohio, Wisconsin, Indiana, Alabama, Kentucky and Tennessee.

See below for a list of markets included in the transfer of former TWC markets to Charter and Comcast markets to SpinCo.

Employee Impact

5.	Will all employees in impacted KMAs/locations transition to Comcast, at least initially?
We expect and anticipate that the new leadership will provide jobs to the vast majority of Charter employees in impacted areas.  While nothing is guaranteed, we are optimistic that most individuals will find an appropriate role at the new company.

6.	What if my role in the system I serve is typically outsourced by Comcast? What if there is no infrastructure for me to transfer into?
While we cannot make guarantees, it is our expectation that the vast majority of positions will transition over to Comcast.

7.	Will all Charter employees with responsibilities assigned to a specific KMA or system that is included in the asset transfer become a Comcast employee?
While many details have yet to be finalized, we generally expect that Field Operations and other functions with responsibility specific to systems being transferred to Comcast will become Comcast employees. More information will be shared with employees impacted by these transactions as we move through the process.

8.	How do these transactions impact Customer Operations’ care and sales centers?
Plans for customer care support for the systems we’re acquiring, transferring to Comcast, and included in SpinCo have not yet been finalized. As we have done over the past several months, we will continue our insourcing efforts to cover more calls with Charter employees to provide a better, consistent customer experience.

9.	Will my compensation really stay the same after my move to Comcast?
Yes, we reached an agreement with Comcast to ensure that after the transaction, Charter employees who become employees of Comcast will be compensated in the same way as they are currently compensated for the first year following the close of the transaction. Any equity compensation would be different from the closing date forward.

10.	What happens after the first year of guaranteed static compensation at Comcast?
We are not able to address questions about future compensation at Comcast.

11.	Will there be job opportunities at SpinCo for Charter employees who may be impacted by the asset transfers?
It is possible there may be job opportunities at SpinCo for current Charter employees; however, it is premature to discuss the management team and staffing at SpinCo.

Charter Operations

12.	Are the systems we’re acquiring in these transactions all-digital? If not, what is the timeline for taking them all-digital after closing?
The TWC systems we’re acquiring are not all-digital. While we don’t have specific plans today, we’ll more fully evaluate these systems as we move forward with the transaction and ultimately take ownership and management of these systems. We plan to implement our operating strategy, which is designed to offer superior products and services, driving higher product penetration.

13.	Will we transition our newly acquired TWC customers in a manner similar to the Bresnan properties?
We expect there to be a similar time period during which operations and services will switch over to Charter, details of which are not yet available.

14.	Are we going to move forward with plans to go all-digital later this year in systems that are being transferred to Comcast?
Yes, our all-digital plans for the year remain unchanged at this time.

15.	Will we continue with the field trial of Sky UI in Texas, or will that move to another system that is ultimately staying with Charter?
Our near-term plans for the trial have not changed. We will continue to evaluate additional systems based on results of the trial in Texas.

16.	What is the expected impact on network operations as we continue to upgrade substandard facilities, optimize our network and improve the operation of the inside plant?
Our operating strategies for the year remain unchanged. We will continue moving forward with plans to provide the best platform over which to deliver services to customers.

SpinCo Operations

17.	Will SpinCo have its own senior leadership team reporting to the SpinCo board, or will Charter senior leaders manage the company?
SpinCo will have a majority-independent board and independent senior management reporting to that board. Charter initially will be the largest stockholder of SpinCo and will provide support in a variety of areas.

18.	What types of activities are included in the services agreement between Charter and SpinCo?
Because SpinCo will be a brand-new company that has been carved out of the existing Comcast infrastructure, we expect it to need services for its operations. Charter will provide support in a variety of areas, which may include customer care, procurement, billings and collections, engineering, IT, product development and accounting. Specifics will be worked out over the coming months.

19.	Will Charter’s sales and service centers handle calls for SpinCo?
Plans for customer care support for the systems we’re acquiring, transferring to Comcast, and included in SpinCo have not yet been finalized. As we have done over the past several months, we will continue our insourcing efforts to cover more calls with Charter employees to provide a better, consistent customer experience.

20.	Will Charter buy additional shares of SpinCo from its other shareholders and fully own SpinCo over time?
Charter has no current plans to acquire more shares of SpinCo. Additionally, Charter has committed that it will not buy any shares for 2 years.

21.	Can we market products to SpinCo customers under the Spectrum brand?
Branding and marketing for SpinCo have not yet been determined.

Benefits to Charter

22.	How does this better position us for further growth within the new areas we serve?
After the transaction, we will have a very strong presence in the Midwest and Southeast. Charter will serve approximately 5.7 million customers and provide services to SpinCo with an additional 2.5 million customers, reaping the benefits of scale and clustering. These are good, stable markets that further strengthen what we already own today. By concentrating the markets in which we and SpinCo operate, we and SpinCo will be able to better compete with satellite and phone companies, more effectively marketing products and services to prospective customers and more efficiently providing great customer service.

Market Transfers

From Charter to Comcast:	From TWC to Charter:

• Chico - Redding, CA	• Dothan, AL
• Eureka, CA	• NE Ohio (Cleveland - Akron, OH - Erie, PA)
• Fresno - Visalia, CA	• Cincinnati - Dayton, OH
• Los Angeles, CA	• Columbus -- Toledo, OH
• Monterey - Salinas, CA	• Ironton, OH
• Sacramento, CA	• Evansville, IN
• San Francisco, CA	• Terre Haute, IN
• Santa Barbara, CA	• Bowling Green, KY
• Hartford - New Haven, CT	• Lexington, KY
• Atlanta, GA	• Louisville, KY
• Macon, GA	• Other KY
• Boston, MA (Manchester, NH)	• Wisconsin (Milwaukee, Green Bay)
• Springfield - Holyoke, MA
• Salisbury, MD	From Comcast to SpinCo:
• Charlotte, NC
• Greensboro, NC	• Birmingham, AL
• Greenville, NC	• Dothan, AL
• Raleigh - Durham, NC	• Huntsville, AL
• Wilmington, NC	• Mobile, AL
• Albany - Schenectady - Troy, NY	• Bowling Green, KY
• New York, NY	• Louisville, KY
• Eugene, OR	• Paducah, KY
• Medford, OR	• Detroit, MI
• Portland, OR	• Flint - Saginaw - Bay City, MI
• Providence, RI - New Bedford, MA	• Grand Rapids, MI
• Jackson, TN	• Lansing, MI
• Knoxville, TN	• Minneapolis - St. Paul, MN
• Memphis, TN	• Cincinnati - Dayton, OH
• Nashville, TN	• Columbus - Toledo, OH
• Dallas, TX	• Evansville, IN
• Houston, TX	• Ft. Wayne, IN
• Norfolk, VA	• Indianapolis, IN
• Richmond, VA	• Lafayette, IN
• Burlington, VT - Plattsburgh, NY	• Terre Haute, IN
• Seattle, WA	• Chattanooga, TN
• Spokane, WA	• Tri-Cities, TN-VA
• Yakima, WA	• Wisconsin (Milwaukee, Green Bay)

Milestones

•	April 28, 2014 - Charter and Comcast announce agreement resulting in a larger, stronger Charter

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at (203) 905-7955.
In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.
Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter.[1] Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.